February 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Bullfrog AI Holdings, Inc
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-267951

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bullfrog AI Holdings, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Time, on Monday, February 13, 2023, or as soon as practicable thereafter.

Sincerely,

Bullfrog AI Holdings, Inc.

By:	/s/ Vininder Singh
Vininder Singh
Chief Executive Officer